SIYATA MOBILE INC.

1001 Lenoir St. Suite A-414

Montreal, QC H4C 2Z6

August 10, 2020

Joseph Kempf

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Siyata Mobile Inc.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted June 25, 2020
File No. 377-03097

Dear Mr. Kempf:

By letter dated July 22, 2020, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Siyata Mobile Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 1 to Registration Statement on Form F-1 filed on June 25, 2020. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses in bold.

Amendment No. 1 to Draft Registration Statement on Form F-1 filed on June 25, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

1.	We note that a single customer accounts for approximately 15% of your revenues for 2019 and your top four customers account for approximately 49% of your revenues for 2019. Please clarify whether any other customers individually contributed a material amount of revenue. To the extent material, please identify these significant customers and discuss the terms of any agreements.

Response:

The remaining 51% of the Company’s revenues primarily involve sales from multiple one-off purchases that do not involve any significant customers. The Company does not consider any of these individual customers to be material to its business.

Significant Highlights, page 43

2.	We note that you have been granted licensing agreements with Uniden America Corp, Via Licensing, and Wilson Electronics, LLC. Please disclose the material financial obligations under those agreements, including but not limited to, the minimum royalty payments. Please file the agreement with Via Licensing as an exhibit or provide an analysis supporting your determination that you are not required to provide the contract. Refer to Item 601(b)(10) of Regulation S-K.

Response:

In accordance with the Staff’s comment, we have disclosed in the Company’s Amendment No. 2 to Registration Statement on Form F-1 (the “Amended Registration Statement”) the material financial obligations under the Uniden America Corp, Via Licensing and Wilson Electronics, LLC license agreements (see page 46), including the minimum royalty payments for the Uniden America Corp agreement (the Via Licensing and Wilson Electronics, LLC agreements do not involve royalty payments). Additionally, we have filed the Via Licensing agreement as Exhibit 10.8 of the Amended Registration Statement.

Outlook, page 45

3.	Please discuss the known trends and uncertainties from the COVID-19 pandemic on your future results of operations, liquidity and capital resources. Address how the COVID-19 pandemic may impact your ability to continue as a going concern and how management plans to address these uncertainties.

Response:

In response to the Staff’s comment, the Company updated its Amended Registration Statement (see page 45) to discuss the effect on COVID-19 on its business, the ability of the Company to continue as a going concern, and management’s plans to address any related uncertainties.

Results of Operations for Year Ended December 31, 2019, page 48

4.	Please quantify in MD&A each material factor identified in your discussion as having a significant impact on your results of operations. You should replace vague terms such as “mainly” in favor of specific quantifications.

Response:

The Company has updated its Amended Registration Statement to add the additional information requested by the Staff in its MD&A.

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5.	We note you discuss the impact of the initial demand for your Uniden UV350 4G In-vehicle product in North America offset by a drop in sales of legacy 3G products. Please expand your discussion to focus on such known trends or uncertainties that you reasonably expect will have a material impact on your future net sales, revenues and income from continuing operations. Describe and quantify your historic reliance of 3G and other legacy products for your revenues and the anticipated impact from any declines in such sales on your future revenues and margins.

Response:

The Company updated its Amended Registration Statement (see page 49) to discuss the extent of the decline in sales of its legacy 3G product, and belief that such decline will be offset by the demand for the Uniden UV350 4G In-vehicle product. As such, the Company does not anticipate any effect on its revenues and margins as a result of the decline of sales of the 3G legacy product.

Liquidity and Capital Resources, page 51

6.	We note that you had convertible debentures coming due on June 28, 2020. Please see the guidance provided by Section III C of Release 33-6835 and expand your discussions of liquidity and capital resources to address these balloon payments as well as other material payments coming due on long-term debt. Disclose proposed sources of funding required to satisfy such obligations.

Response:

In response to the Staff’s comment, the Company has updated the Amended Registration Statement (see page 50) to expand its discussions of liquidity and capital resources to address these balloon payments related to the convertible debentures coming due on June 28, 2020, and the proposed sources of funding to satisfy such obligations.

Business, page 56

7.	Please revise to provide more details concerning your channel partners and clarify how much of your revenue is derived from these sources as compared to direct sales. For example, please clarify whether any of your channel partners generates a material amount of your revenue and describe the material terms of those relationships, including the identity of those channel partners.

Response:

In response to the Staff’s comment, the Company has updated the Amended Registration Statement (see page 55) to provide more details about its channel partners and the revenue derived from such sources.

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8.	We note your statement that you obtained industry data and forecasts from market research, publicly available information, and industry publications. Where you have included industry or market data in the prospectus, please either identify the sources or attribute the information to your own company, based on your own research.

Response:

The Company has made several updates to the Amended Registration Statement to address the Staff’s comment.

Specifically, the Company referenced the following sources:

1. On pages 1 and 45, the amount of commercial and first responder vehicles in the United States: https://www.bts.gov/sites/bts.dot.gov/files/docs/browse-statistical-products-and-data/national-transportation-statistics/223001/ntsentire2018q3.pdf#page=41

2. On pages 55, 59, and 60 number of yellow school busses currently in circulation: https://www.smithsonianmag.com/history/history-how-school-buses-became-yellow-180973041/#:~:text=In%20the%20United%20States%20today,board%20480%2C000%20yellow%20school%20buses

Management, page 63

9.	We note that the four director nominees appear to be currently serving on the board based on the information on your website. Please revise to disclose the dates on which the directors were appointed.

Response:

The Company has updated the Amended Registration Statement to address the Staff’s comment.

Financial Statements

Consolidated Statements of Loss and Comprehensive Loss, page F-4

10.	Revise your income statement to include the impairment of intangible assets in the calculation of net operating income (loss).

Response:

The Company has revised its income statement to include the impairment of intangible assets in the calculation of net operating income.

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4. Trade and Other Receivables, page F-18

11.	Tell us why the days-sales-outstanding in your trade receivables, as of December 31, 2019, appears to be over 2-1/2 times that of December 31, 2018. Material trends in sales and collectability of receivables should be addresses in your Management’s Discussion of Analysis in accordance with the guidance provided by Securities Act Release No. 33-6835.

Response:

The increase in days-sales-outstanding in our trade receivables is due to a factoring arrangement which we use to expedite collection in Israel, where no such arrangement is in place for sales in North America. Receivables in Israel are collected 80-85% up-front from the factoring company, which are then presented on a net basis in the financial statements in accordance with IAS 32. In 2019, sales in the North American market increased to 36% of our sales, from 25% in the prior year, which accordingly increased our collection period due to the lack of a factoring arrangement for those receivables. This is further reflected by the Company in the MD&A Section of the Amended Registration Statement, on page 55.

7. Intangible Assets, page F-19

12.	In light of your policy of amortizing development costs on a straight-line basis using useful lives of 5-6 years, it is unclear how you calculated the $950,383 of amortization expense for the year ended December 31, 2019. Please advise and provide is your calculations. Also, please disclose and tell us how much of the deferred development costs and related accumulated amortization represents 3G and 4G technologies.

Response:

Please find a summary of our calculations totaling current year amortization of $950,383. The amortization of product development costs of $950,383 over a 5-6 year useful life is broken down into three categories:

1.         The first category involves product development costs from the Company’s products that are not commercially ready for sale (4G products). These costs have not been amortized in 2019 and involve a total capitalized intangible cost of $1,800,377;

2.         The second category involves product development cost of fully amortized 3G products amounting to $2,924,423. No amortization was taken in 2019.

3.         The third category involves product development costs of 3G and 4G products that were amortized in 2019. The cost of these products totaled $5,981,804 in 2019; with $226,007 and $5,755,797 for 3G and 4G products, respectively. The amortization amount in 2019 was $950,383 consisting of $115,585 for 3G products with only two years left on the 5-year amortization and  product development cost amortization for 4G products in 2019 of $834,798, based upon each of their useful lives of either 5- or 6-years.

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This is further reflected by the Company in the MD&A Section of the Amended Registration Statement, on page 50.

Exhibits

13.	Please file the employment agreements with Gerald Bernstein and the consulting agreement with Glenn Kennedy as exhibits. See Item 601(b)(10)(iii) of Regulation S-K.

Response:

In accordance with the Staff’s comment, we have filed the Gerald Bernstein’s employment agreement and Glenn Kennedy’s consulting agreement as Exhibit 10.6 and 10.7, respectively, of the Amended Registration Statement.

Exhibits

14.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

There were no such communications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information of the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

The Company acknowledges that

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Marc Seelenfreund

Chief Executive Officer

Siyata Mobile Inc.

1001 Lenoir St. Suite A-414

Montreal, QC H4C 2Z6

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